Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 22 DATED APRIL 29, 2022

TO THE OFFERING CIRCULAR DATED JUNE 29, 2021

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated June 29, 2021, as filed by us with the Securities and Exchange Commission on June 30, 2021 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update our distributions; and
●	Update the description of our common shares.

Distributions

On February 25, 2022, our Manager authorized a daily cash distribution of $0.0018065753 per share of the Company’s common shares to shareholders as of the close of business on each day of the period commencing on April 1, 2022 and ending on April 30, 2022 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about May 15, 2022.

This distribution equates to approximately 6.0% on an annualized basis assuming a $10.99 per share net asset value (“NAV”), calculated for the period beginning April 1, 2022 and ending April 30, 2022. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Description of Our Common Shares

The following information supplements the section of our Offering Circular captioned “Description of Our Common Shares – Distributions”:

As of April 29, 2022, cumulative since inception, we have paid 66 consecutive monthly distributions to shareholders totaling over $21,100,000, of which approximately $9,800,000 was paid in cash and $11,300,000 was reinvested in our shares pursuant to the distribution reinvestment plan.